SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Fourth Amendment)*

SUN BANCORP, INC.
(Name of Issuer)

Common Stock, Par Value $5.00
(Title and Class of Securities)

86663B201
(CUSIP Number)

WL Ross & Co. LLC
1166 Avenue of the Americas
New York, New York 10036
Attention: Ben Gruder
Telephone Number: (212) 826-1100
Facsimile Number: (212) 278-9645

With a copy to:
David Ingles
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Telephone: (212) 735-3000
Facsimile Number: (212) 735-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 86663B201	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WL Ross & Co. LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ✗ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 86663B201	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR SBI AcquisitionCo, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ✗ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 86663B201	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
El Vedado, LLC (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ✗ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO
(1)	Effective as of February 27, 2017, El Vedado, LLC ceased to be the beneficial owner of any shares of common stock.

CUSIP No. 86663B201	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WL Ross Group, L.P. (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ✗ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN
(1)	Effective as of February 27, 2017, WL Ross Group, L.P. ceased to be the beneficial owner of any shares of common stock.

CUSIP No. 86663B201	Page 6 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR Recovery Associates IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ✗ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 86663B201	Page 7 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR Recovery Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ✗ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 86663B201	Page 8 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Wilbur L. Ross, Jr. (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ✗ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
(1)	Effective as of February 27, 2017, Wilbur L. Ross, Jr. ceased to be the beneficial owner of any shares of common stock.

CUSIP No. 86663B201	Page 9 of 10 Pages

Item 1. Security and Issuer.

This Amendment (this “Fourth Amendment”) amends and supplements the Schedule 13D filed on October 4, 2010 by the Reporting Persons (the “Schedule 13D”), the First Amendment to the Schedule 13D filed on November 8, 2010, the Second Amendment to the Schedule 13D filed on March 24, 2011 and the Third Amendment to the Schedule 13D filed on April 13, 2011 relating to the common stock, par value $5.00 per share (the “Common Stock”), of Sun Bancorp, Inc., a New Jersey corporation (the “Company”).  The Company’s principal executive offices are located at 350 Fellowship Road, Suite 101, Mount Laurel, New Jersey 08054.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended.

This Fourth Amendment is the Reporting Persons’ final amendment to the Schedule 13D, as amended, and constitutes an exit filing.
Item 4. Purpose of Transaction.

The disclosure provided in Item 4 of the Schedule 13D as amended hereby is updated to include the following additional disclosure:

On January 31, 2018, pursuant to that certain Agreement and Plan of Merger, dated as of June 30, 2017 (the “Merger Agreement”), by and among OceanFirst Financial Corp. (“Ocean”), Mercury Merger Sub Corp. (“Merger Sub”), and the Company, the parties thereto consummated the transactions contemplated by the Merger Agreement.  In accordance with the Merger Agreement, (i) Merger Sub merged with and into the Company (the “First-Step Merger”), with the Company surviving the First-Step Merger, and (ii) immediately following the completion of the First-Step Merger, the Company merged with and into Ocean (the “Second-Step Merger”), with Ocean surviving the Second-Step Merger. At the effective time of the First-Step Merger, each outstanding share of the Company’s Common Stock was converted into the right to receive, at the election of the holder thereof and subject to the allocation and proration procedures set forth in the Merger Agreement, either (i) $24.99 in cash or (ii) 0.9289 shares of Ocean Common Stock.

In connection with the consummation of the transactions contemplated by the Merger Agreement, James B. Lockhart III, Vice Chairman of WL Ross & Co. LLC (“WLR”), no longer serves on the Company Board or the Bank Board, a representative of WLR will no longer be appointed to the Company Board or the Bank Board and a representative of WLR will not be nominated to serve on the Ocean board of directors.
Item 5. Interest in Securities of the Issuer.

The disclosure provided in Item 5 of the Schedule 13D as amended hereby is updated to include the following additional disclosure:

Upon consummation of the transactions contemplated by the Merger Agreement on January 31, 2018, as described in Item 4 above, the Reporting Persons ceased to hold sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition of, or shared power to dispose or direct the disposition of any shares of Common Stock of the Company.

Upon consummation of the transactions contemplated by the Merger Agreement on January 31, 2018, the Reporting Persons ceased to be the beneficial owner of more than 5% of the total amount of outstanding Common Stock of the Company.

Effective as of February 27, 2017, Wilbur L. Ross, Jr., WL Ross Group, L.P. and El Vedado, LLC ceased to be beneficial owners of any shares of Common Stock of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2018

WL ROSS & CO. LLC

By:	/s/ Ben Gruder
Name: Ben Gruder
Title: Authorized Person

WLR SBI ACQUISITIONCO, LLC

By: By: By:	WLR Recovery Associates IV, L.P., its Sole Manager WLR Recovery Associates IV LLC, its General Partner WL Ross & Co. LLC, its Managing Member

By:	/s/ Ben Gruder
Name: Ben Gruder
Title: Authorized Person

WLR RECOVERY FUND IV, L.P.

By: By:	WLR Recovery Associates IV LLC, its General Partner WL Ross & Co. LLC, its Managing Member

By:	/s/ Ben Gruder
Name: Ben Gruder
Title: Authorized Person

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross & Co. LLC its Managing Member

By:	/s/ Ben Gruder
Name: Ben Gruder
Title: Authorized Person